SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       ☒         Form 40-F       ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes       ☐       No       ☒

On October 1, 2016, Mobileye Vision Technologies Ltd, a subsidiary of Mobileye NV (the “Company”), entered into an employment agreement (the “Employment Agreement”) with Erez Dagan, an existing employee, in connection with Mr. Dagan’s new role as Senior Vice-President of Advanced Technologies and Strategy. See Exhibit 4.1 attached to this Report for a copy of the Employment Agreement.

Exhibit No.	Description of Exhibit
4.1	Employment Agreement, dated October 1, 2016, between Mobileye Vision Technologies Ltd. and Erez Dagan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 3, 2016

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer